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   VocalTec Announces Essentra[TM] VSX SS7-Enabled SIP or H.323 Voice Gateway

     Multi-Purpose VoIP Gateway Provides SS7 Signaling and Standards-Based
                  Integration with Any SIP Application Server

FORT LEE, N.J. - July 12, 2004 -VocalTec Communications Ltd. (Nasdaq: VOCL), a leading VoIP telecom equipment provider, today introduced its Essentra[TM] VSX SS7-Enabled SIP/H.323 Gateway. The Essentra VSX is a scalable, standards-based VoIP gateway, enabling SIP or H.323 voice services to terminate on SS7 networks. It is part of VocalTec's newly expanded Essentra[TM] Product Suite, a versatile set of open and highly focused VoIP products for next generation network (NGN) operators and service providers. (See related announcements today.)

The new Essentra VSX combines high quality voice services with cost-effective scalability and carrier-grade dependability. It can be implemented with VocalTec's softswitch-based products or as a standalone SS7-enabled gateway integrated with any SIP-based application server (e.g., Centrex, prepaid, conferencing and others), softswitch or H.323 gatekeeper.

"The volume of voice traffic generated by SIP-based application servers is growing at a rapid pace. A great deal of this traffic terminates on PSTN/SS7 networks and will continue to do so in the foreseeable future," said Moti Suess, Chief Operating Officer at VocalTec. "Essentra VSX gives service providers a cost-effective solution for the termination of VoIP traffic from their SIP-based applications to SS7 networks with full interoperability for quick deployment."

Essentra VSX enables seamless connection between SS7 telephony and SIP VoIP networks, critical for carriers deploying multinational, global networks. Essentra VSX supports SS7 protocol interworking between more than 60 SS7 country variants, leading all vendors world wide, according to an October 2003 report from analyst firm iLocus. This enables call signaling to be transferred efficiently in its native protocol between countries using different SS7 variants. In addition, Essentra VSX helps to ensure a gradual low-risk transition to VoIP-based NGN, by accommodating existing TDM traffic, while enabling new revenues from enhanced SIP-based services.

Essentra VSX comprises two components. The VSX Trunking component handles the media processing functions and is based on AudioCodes' Mediant[TM] 2000 media gateway. The VSX Server handles the SIP/H.323 and SS7 signaling functions and leverages VocalTec's expertise and proven capabilities in both SIP and SS7.

"The combination of the flexibility and high voice quality of AudioCodes' media gateway technology platforms with VocalTec's strong VoIP expertise and superior voice quality within the Essentra VSX provides a powerful and economical package to service providers migrating to next generation network architectures," said Yehuda Hershkovits, Vice President, Systems Group at AudioCodes.

Designed for small to medium-sized service providers, Essentra VSX scales with high granularity from 48 to 960 voice channels and supports up to four signaling links and TDM traffic. Advanced DSP technology ensures superior toll-quality voice, featuring a wide variety of codecs, dynamic jitter buffer, silence suppression and echo cancellation.

Essentra VSX is available for immediate customer deployment. For further product details, please visit VocalTec's website at www.vocaltec.com.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra[TM] Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
Katy Brennan/Dylan Locsin                  Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: 617-577-9777                          Tel: (US) 201-228-7000 x 6208
kbrennan@LNScom.com                        (Israel) +972-9-9707885
dlocsin@LNScom.com                         carmen@vocaltec.com